SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*


                           MACC Private Equities Inc.

                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   552 617 102
                                 (CUSIP Number)

                               W. David Hemingway,
                              Zions Bancorporation,
                            1380 Kennecott Building,
                           Salt Lake City, Utah 84133
                                 (801) 524-4787
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 2, 1997
                          (Date of Event which Requires
                            Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP NO. 552 617 102
--------------------
--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        Zions Bancorporation

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        87-0227400

--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  [  ]

                                                                 (b)  [  ]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Utah
--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
  NUMBER OF                  -0-
    SHARES            ----------------------------------------------------------
BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                   173,387
    EACH              ----------------------------------------------------------
 REPORTING            9.     SOLE DISPOSITIVE POWER
   PERSON                     -0-
    WITH              ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             173,387
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
               173,387
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               16.373%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
               HC,CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 552 617 102
--------------------
--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        Zions First National Bank

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        87-0189025
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  [  ]

                                                                 (b)  [  ]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                      7.     SOLE VOTING POWER
  NUMBER OF                  -0-
    SHARES            ----------------------------------------------------------
BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                   173,387

    EACH              ----------------------------------------------------------
 REPORTING            9.     SOLE DISPOSITIVE POWER
   PERSON                     -0-
    WITH              ----------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
                             173,387
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
               173,387
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                        [  ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               16.373%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
               BK
--------------------------------------------------------------------------------

        Zions Bancorporation ("Zions") hereby amends its report on Schedule 13D originally filed on May 24, 1996 as heretofore amended (the "Schedule 13D") in respect of the Common Stock of MACC Private Equities Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

Item 3.        Source and Amount of Funds or Other Consideration.

        The funds required to purchase the 173,387 shares of Common Stock beneficially owned by Zions and the Bank were $1,665,002. These funds were derived from working capital.

Item 5.        Interest in Securities of the Issuer.

        (a) The Bank currently holds and Zions may be deemed to hold through the Bank, for purposes of this report on Schedule 13D, the beneficial ownership of 173,387 shares of Common Stock, which the Bank and Zions believe represents approximately 16.373% of the outstanding shares of Common Stock.

        (b) Zions may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 173,387 shares of Common Stock held by the Bank.

        (c) In March, 1997, MACC Private Equities, Inc. declared a 10% stock dividend, with record date of 14 March, 1997, payable on March 31, 1997. The bank received approximately 14,272 shares due to this stock dividend. This increased the total number of outstanding shares to 1,058,961. On April 9, 1997, the Bank purchased 1,500 shares of Common Stock at a cost of $15,893.75 ($10.596 per share ). On April 11, 1997, the Bank purchased 3,700 shares of Common Stock at a cost of $39,096.25 ($10.567 per share). On April 18, 1997, the Bank purchased 2,000 shares of Common Stock at a cost of $21,140.00 ($10.570 per share). On May 23, 1997, the Bank purchased 3,600 shares of Common Stock at a cost of $39,215.00 ($10.893 per share). On June 2, 1997, the Bank purchased 2,000 shares of Common Stock at a cost of $22,000.00 ($11.000 per share). In each case of purchase, the shares were acquired in the ordinary course of business in transactions on the open market. To the best knowledge of Zions and the Bank, none of the persons listed on Schedule I-A or Schedule I-B attached hereto has effected any transactions in Common Stock during the past 60 days.

                                       SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 1997


                              ZIONS BANCORPORATION



                              By:/s/Dale M. Gibbons
                                 ------------------------------
                              Name: Dale M. Gibbons
                              Title: Senior Vice President, Chief
                                       Financial Officer and
                                       Secretary

                                       SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 1997


                              ZIONS FIRST NATIONAL BANK



                              By:/s/Dale M. Gibbons
                                 -------------------------
                              Name: Dale M. Gibbons
                              Title: Executive Vice President,
                                Chief Financial Officer, and
                                Secretary

                                  SCHEDULE I-A


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ZIONS BANCORPORATION


        The names, business addresses and present principal occupations of the directors and executive officers of Zions Bancorporation ("Zions") are set forth below. If no business address is given, the director's or officer's business address is 1380 Kennecott Building, Salt Lake City, Utah 84133. The business address of each of the directors of Zions is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.



Name                     Position with Zions, Present Principal Occupation or
                         Employment and Address

Jerry C. Atkin           Director of Zions.  Chairman, President and Chief
                         Executive Officer, SkyWest Airlines, 444 S. River Road,
                         St. George, Utah 84770.

Danne L. Buchanan        Senior Vice President of Zions.  President of Zions
                         Data Service Company.

Grant R. Caldwell        Director of Zions.  Retired, former Partner, KPMG Main
                         Hurdman, Salt Lake City, Utah.

R. Don Cash              Director of Zions.  Chairman, President and Chief
                         Executive Officer of Questar Corporation, 180 East 100
                         South, Salt Lake City, Utah 84111.  Director, Zions
                         First National Bank.

Gerald J. Dent           Senior Vice President of Zions.  Executive Vice
                         President of Zions First National Bank.

Dale M. Gibbons          Senior Vice President, Chief Financial Officer and
                         Secretary of Zions.  Executive Vice President, Chief
                         Financial Officer and Secretary of Zions First National
                         Bank.

John J. Gisi             Senior Vice President of Zions.  Chairman and Chief
                         Executive Officer of National Bank of Arizona.

Clark B. Hinckley        Senior Vice President of Zions.

George Hofmann III       Senior Vice President of Zions.  President and Chief
                         Executive Officer of Nevada State Bank.

Richard H. Madsen        Director of Zions.  President and Chief Executive
                         Officer of ZCMI, 2200 South 900 West, Salt Lake City,
                         Utah 84137.

Name                     Position with Zions, Present Principal Occupation or
                         Employment and Address

Roger B. Porter          Director of Zions. IBM Professor of Business and
                         Government, Harvard University, 79 John F. Kennedy
                         Street, Cambridge, Massachusetts 02138.

Robert G. Sarver         Director of Zions.  Executive Director, Southwest Value
                         Partners and affiliates, 8160 N. Hayden Road, Building
                         J-208, Scottsdale, Arizona 85258.  Chairman and Chief
                         Executive Officer, G B Bancorporation.

Harris H. Simmons        President and Chief Executive Officer of Zions.
                         President, Chief Executive Officer and Director of
                         Zions First National Bank.  Director of Questar
                         Corporation.

L.E. Simmons             Director of Zions.  President, SCF Investment Partners
                         and L.E. Simmons & Associates, Inc., 6600 Texas
                         Commerce Tower, Houston, Texas 77002.

Roy W. Simmons           Chairman of the Board of Directors of Zions.  Chairman
                         of the Board of Directors of Zions First National Bank.
                         Member of the Board of Directors of Beneficial Life
                         Insurance Co.  Director of Ellison Ranching Co.

I.J. Wagner              Director of Zions.  President of The Keystone Company,
                         910 Kennecott Building, Salt Lake City, Utah 84133.

Dale W. Westergard       Director of Zions.  Retired former Executive Vice
                         President of Zions. Director of Zions First National
                         Bank.

                                  SCHEDULE I-B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ZIONS FIRST NATIONAL BANK


        The names, business addresses and present principal occupations of the directors and executive officers of Zions First National Bank (the "Bank") are set forth below. If no business address is given, the director's or officer's business address is One South Main Street, Salt Lake City, Utah 84111. The business address of each of the directors of the Bank is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.




Name Position with the Bank, Present Principal Occupation or Employment and Address

A. Scott Anderson        Executive Vice President of the Bank.

Gary L. Anderson         Executive Vice President of the Bank.

John B. D'Arcy           Executive Vice President of the Bank.

R. Don Cash              Director of the Bank.  Chairman and Chief Executive
                         Officer, Questar Corporation, Salt Lake City,
                         Utah 84139.

Gerald J. Dent           Executive Vice President of the Bank.  Senior Vice
                         President of Zions Bancorporation.

Peter K. Ellison         Executive Vice President of the Bank.

Robert C. Fuehr          Director of the Bank.  Vice President-Public Policy,
                         Telco Business Development, U S WEST, Englewood,
                         Colorado 80111.

Dale M. Gibbons          Executive Vice President, Chief Financial Officer and
                         Secretary of the Bank.  Senior Vice President, Chief
                         Financial Officer and Secretary of Zions
                         Bancorporation.

Ronald S. Hanson         Director of the Bank. Retired.

W. David Hemingway       Executive Vice President of the Bank.

James T. Jensen          Director of the Bank.  Executive Vice President/General
                         Counsel of Savage Industries, Salt Lake City,
                         Utah 84107.

Dixie Leavitt            Director of the Bank.  President of St. George Temple,
                         St. George, Utah.

Robert A. Madsen, Sr.    Director of the Bank.  Madsen Furniture Co., Salt Lake
                         City, Utah.

Susan Mooney Johnson     Director of the Bank.  Consultant.  Box 3640, Ketchum,
                         Idaho 83340.

Name Position with the Bank, Present Principal Occupation or Employment and Address

Alvin J. Schoenhals      Director of the Bank.  Retired.

Harris H. Simmons        President, Chief Executive Officer and Director of the
                         Bank.  President and Chief Executive Officer of Zions
                         Bancorporation.

Roy W. Simmons           Chairman of the Board of Directors of the Bank.
                         Chairman of the Board of Directors of Zions
                         Bancorporation.

D. Gill Warner           Director of the Bank. Retired.

Dale W. Westergard       Director of the Bank. Director of Zions Bancorporation.
                         Retired.